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| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1.  Name and Address of Reporting Person*

                                  Leapnet, Inc.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                                 420 West Huron
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                                   (Street)

        Chicago                    Illinios                           60610
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)               01/27/00
    ----------------------------------------------------------------------------

3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)
    ----------------------------------------------------------------------------

4.  Issuer Name and Ticker or Trading Symbol                     SPR Inc. (SPRI)
    ----------------------------------------------------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ___ Director                                        X  10% Owner
                                                       ---
    ___ Officer (give title below)                     ___ Other (specify below)

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6.  If Amendment, Date of Original (Month/Day/Year)
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7.  Individual or Joint Group Filing (Check Applicable Line)

     X   Form Filed by One Reporting Person
    ---
    ___  Form filed by More than One Reporting Person
    ----------------------------------------------------------------------------

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title                           2. Amount of                    3. Ownership Form:  4. Nature of
   of                                 Securities Bene-                Direct (D) or       Indirect Bene-
   Security                           ficially Owned                  Indirect (I)        ficial Ownership
   (Instr. 4)                         (Instr. 4)                      (Instr. 5)          (Instr. 5)
-----------------------------------------------------------------------------------------------------------
Common Stock, $.01 Par Value          No Securities Beneficially
                                      owned See Attachment
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

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              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------

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Explanation of Responses:

See attachment

** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in the form are not required to respond unless the form displays a currently valid OMB Number.


/s/ Frederick A. Smith                                       02/04/00
---------------------------------                        ----------------
Name:    Frederick A. Smith                                    Date
Title:   Chief Executive Officer

                                                                          Page 2
                                                                 SEC 1473 (9-96)

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                             Attachment to Form 3

       Pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 27, 2000, by and among the Reporting Person, Brassie Corporation, a Delaware corporation ("Sub") and a wholly owned subsidiary of the Reporting Person, and SPR Inc., a Delaware corporation ("SPR"), providing, among other things, for the merger of Sub with and into SPR, with SPR as the surviving corporation and becoming a wholly owned subsidiary of the Reporting Person in the merger (the "Merger"), each of David Figliulo and Robert M. Figliulo (collectively, the "Stockholders") has, on January 27, 2000, entered into a voting agreement with the Reporting Person (collectively, the "Voting Agreements").

          Pursuant to the Voting Agreements, each Stockholder has agreed that, provided that the Merger Agreement has not been previously terminated, it will vote its shares in favor of the adoption of the Merger Agreement, the Merger and the approval of the transactions contemplated by the Merger Agreement at every meeting of the stockholders of SPR called with respect thereto.

          The consummation of the Merger is subject to approval by SPR's and the Reporting Person's stockholders, the receipt of certain regulatory approvals, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, and other customary closing conditions.

          On January 27, 2000, the Stockholders beneficially owned 3,889,742 shares of the Common Stock of SPR, which amounted to 30.4% of the total outstanding shares of Common Stock of SPR.

          The Reporting Person may be deemed to be, for purposes of Section 16 of the Securities and Exchange act of 1934, as amended, a beneficial owner of all shares beneficially owned by the Stockholders, provided, however, that the Reporting Person expressly disclaims any pecuniary interest in such shares.